

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2016

Jerry A. Shore
Chief Executive Officer
Fred's, Inc.
4300 New Getwell Rd
Memphis, Tennessee 38118

      Re: Fred's, Inc.
               Form 10-K for Fiscal Year Ended January 30, 2016
               Filed April 14, 2016
               Response Dated November 3, 2016
               File No. 1-14565

Dear Mr. Shore:

We have reviewed your November 3, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2016 letter.

Notes to Consolidated Financial Statements

Note 10 - Other Commitments and Contingencies, page 54

1.   We reviewed your response to comment 1. With respect to a number of contingencies, we note your proposed disclosure that you "have not made an accrual for future probable losses related to these claims as a probable and estimable measurement of the potential effect is not available at this time." Please revise the disclosure in each case to clarify whether no loss has been accrued because you have concluded that a loss is not probable or no loss has been accrued because there are probable losses but the amount of probable loss is not estimable. If there are probable losses that are not estimable, please explain why. In addition, in each case, please further disclose the range of reasonably possible loss in excess of any amount accrued or disclose that such an estimate cannot be made.

In drafting the proposed disclosures to be included in future filings, please note the distinction between probable and reasonably possible losses.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products